ADVANTAGE CAPITAL DEVELOPMENT CORP.
                           2999 N.E. 191ST STREET, PH2
                               AVENTURA, FL 33180


                                                     December 16, 2004


VIA EDGAR AND FACSIMILE (202) 942-9516
--------------------------------------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention:  Mr. John D. Reynolds

         RE: ADVANTAGE CAPITAL DEVELOPMENT CORP. (333-121045) REGISTRATION STATEMENT ON FORM SB-2
                  -----------------------------------

Dear Mr. Reynolds:

         Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Act"), Advantage Capital Development Corp. (the "Registrant") hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form SB-2, File No. 333-121045, together with all exhibits and amendments thereto (the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on December 7, 2004. The Registrant requests the withdrawal in light of the Registrant's status as a business development company and the Commission's request that the Registrant avail itself of a different form if it intends to register any additional shares.

         Please be advised that the Registrant has not printed or circulated preliminary prospectuses, nor made any offers or sales under the Registration Statement or in connection with the offering contemplated by the Registration Statement.

         Upon grant of the Commission's consent hereto, please return a dated copy of the order granting such withdrawal, which order shall state "Withdrawn upon the request of the registrant, the Commission consenting thereto," and which is to be included in the file for the Registration Statement.

         If you have any questions regarding the foregoing application for withdrawal, please contact Ernest M. Stern at (202) 778-6461.

                                   Very truly yours,

                                   ADVANTAGE CAPITAL DEVELOPMENT CORP.

                                   By: /s/ Jeff Sternberg
                                       ----------------------------------------
                                       Jeff Sternberg
                                       President and Chief Executive Officer

cc:      Ernest M. Stern, Esq.